EXHIBIT 23.01

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Amyris, Inc.

We consent to the incorporation by reference in the Registration Statements (Nos. 333-169715, 333-172514, 333-180006, 333-187598, 333-188711, 333-195259, 333-203213, 333-210569, 333-217345, 333-224316 and 333-225848) on Form S-8 of Amyris, Inc and Subsidiaries (the Company) of our reports dated October 1, 2019, relating to the Company's consolidated financial statements as of and for the year ended December 31, 2018, and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in this December 31, 2018 Annual Report on Form 10-K/A of the Company.

Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018.

Our report on the consolidated financial statements refers to a change in accounting for revenue recognition in 2018 due to the adoption of Topic 606, Revenue from Contracts with Customers, and contains an emphasis paragraph that states that the Company has suffered recurring losses from operations and has current debt service requirements that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Macias Gini & O'Connell LLP

San Francisco, California

October 4, 2019